FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

Set forth below is an excerpt from the Vulcan Materials Company earnings release conference call on February 16, 2012, which discusses the unsolicited exchange offer by Martin Marietta Materials, Inc.:

Excerpt:

Donald M. James — Chairman and CEO of Vulcan Materials Company

…

Finally, I wanted to take a moment to briefly discuss Martin Marietta’s unsolicited exchange offer. As you know on December 12, Martin Marietta commenced an unsolicited exchange offer to acquire all outstanding common shares of our company at a fixed exchange ratio of 0.5 shares of Martin Marietta common stock for each share of Vulcan common stock.

After a very thorough and careful review and in consultation with our independent financial and legal advisors, our board of directors unanimously determined that the Martin Marietta’s exchange offer is inadequate and not in the best interest of our company and our shareholders. Among the reasons our board rejected this offer are that it substantially undervalues Vulcan. It fails to compensate Vulcan shareholders for our stronger operating leverage and our asset portfolio, and it would not enhance shareholder value. In fact, we believe that Vulcan shareholders have more upside on a standalone basis.

Since making its offer, Martin Marietta has not provided any new information to change our view. Accordingly, we continue to recommend that shareholders not tender any shares to Martin Marietta. We remain focused on accelerating our profit growth by further improving our operating leverage, reducing overhead cost, strengthening our credit profile, all of which will allow our board to restore a meaningful dividend. Our leadership team is stronger and more focused than ever and committed to creating value for our shareholders.

I know there will be some questions on the Martin Marietta offer, but we hope that you focused on our improved fourth quarter results, our outlook for 2012, and the exciting new initiatives we announced today, which is our primary focus.

…